EXHIBIT 99.1

Motif Bio Announces Resignation of Robert Bertoldi from Board of Directors

NEW YORK, July 03, 2018 (GLOBE NEWSWIRE) -- Motif Bio plc (AIM:MTFB) (NASDAQ:MTFB), a clinical-stage biopharmaceutical company specialising in developing novel antibiotics, today announced that Robert Bertoldi has informed the Company of his decision to resign from the Board of Directors, effective July 16, 2018.

Graham Lumsden, Chief Executive Officer of Motif Bio, said: “On behalf of the Board, we are grateful to Bob for his dedication and service to the company since its inception.  We have appreciated his insight and wish him future success.”

For further information please contact:

Motif Bio plc	info@motifbio.com
Graham Lumsden (Chief Executive Officer)

Peel Hunt LLP (NOMAD & BROKER)	+ 44 (0)20 7418 8900
Dr Christopher Golden
Oliver Jackson

Northland Capital Partners Limited (BROKER)	+44 (0)203 861 6625
David Hignell/John Howes/Rob Rees

Walbrook PR Ltd. (UK FINANCIAL PR & IR)	+44 (0) 20 7933 8780
Paul McManus/Helen Cresswell/Lianne Cawthorne

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel	raimund.gabriel@mc-services.eu

Solebury Trout (U.S. IR)	+ 1 (646) 378-2936
Meggie Purcell	mpurcell@troutgroup.com

Russo Partners (U.S. PR)	+1 (858) 717-2310 or +1 (212) 845 4272
David Schull	david.schull@russopartnersllc.com
Travis Kruse, Ph.D.	travis.kruse@russopartnersllc.com

Note to Editors:

About Motif Bio

Motif Bio plc (AIM:MTFB) (NASDAQ:MTFB) is a clinical-stage biopharmaceutical company focused on developing novel antibiotics for hospitalised patients and designed to be effective against serious and life-threatening infections caused by multi-drug resistant bacteria, including MRSA. The Company’s lead product candidate is iclaprim. Following positive results from two Phase 3 trials (REVIVE-1 and REVIVE-2), an NDA has been submitted to the U.S. FDA for the treatment of acute bacterial skin and skin structure infections (ABSSSI). More than 3.6 million patients with ABSSSI are hospitalised annually in the U.S. It is estimated that up to 26% of hospitalized ABSSSI patients have renal impairment. The Company believes, based on the data from the Phase 3 REVIVE studies, that iclaprim may be suitable for first-line empiric therapy in ABSSSI patients, including  those with renal impairment, with or without diabetes.

The Company also plans to develop iclaprim for hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), as there is a high unmet need for new therapies in this indication.  A Phase 2 trial in patients with HABP has been successfully completed and a Phase 3 trial is being planned. Additionally, iclaprim has been granted orphan drug designation by the FDA for the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis and is in preclinical development for this indication.

Iclaprim has received Qualified Infectious Disease Product (QIDP) designation from the FDA together with Fast Track status. Upon acceptance by the FDA of an NDA, iclaprim will receive Priority Review status and, if approved as a New Chemical Entity, will be eligible for 10 years of market exclusivity in the U.S. from the date of first approval, under the Generating Antibiotic Incentives Now Act (the GAIN Act). In Europe, 10 years of market exclusivity is anticipated.

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio’s product candidates, (iii) Motif Bio’s ability to successfully commercialise its product candidates, (iv) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio’s commercialisation, marketing and manufacturing capabilities and strategy, (vi) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio’s product candidates, (viii) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) Motif Bio’s estimates regarding the potential market opportunity for its product candidates, and (x) the factors discussed in the section entitled “Risk Factors” in Motif Bio’s Annual Report on Form 20-F filed with the SEC on April 10, 2018, which is available on the SEC’s web site, www.sec.gov. Motif Bio undertakes no obligation to update or revise any forward-looking statements.